Mail Stop 6010


									May 31, 2005


Paul Desjourdy
President and Chief Financial Officer
Symbollon Pharmaceuticals, Inc.
37 Loring Drive
Framingham, MA 01702

Re:  	Symbollon Pharmaceuticals, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
      Filed March 31, 2005
      File Number:  000-22872

Dear Mr. Desjourdy:

      	We have reviewed your filing and have the following comments. We have limited our review of the above referenced filing to only those issues addressed. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your response to our comment. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Financial Statements

Report of Registered Independent Accountants, page 25
1. It appears that the scope paragraph to the audit report has been
revised to include the suggested language from AU Section 9508.17.
If
such a reference is made, we believe that it should conform to the suggested language outlined in Center For Public Company Audit ("CFPCA") Alert #46, which can be obtained at http://cpcaf.aicpa.org/. Please confirm to us that the Company was not required nor were your auditors engaged to perform an audit of the Company`s internal controls. Further confirm that, in audit reports included in future filings including the registration statement file #333-124687, your auditors will include, all of the suggested language in CFPCA Alert #46 including the statement that "the company is not required to have, nor were we engaged to perform, an audit or its internal controls over financial reporting," or alternatively, will delete the two sentences beginning "An audit includes consideration...." currently from the report.
2. It appears that the license of your auditor may have expired on June 30, 2004. Rule 2-01(3)(a) of Regulation S-X requires that a certified public accountant be registered and in good standing under the laws of the place of their principal office. Please confirm the status of the license.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.







	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Vanessa Robertson, Staff Accountant, at
(202)
551-3649 or Kevin Woody, Accounting Branch Chief, at (202) 551-
3629
if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


								Sincerely,



								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Paul Desjourdy
Symbollon Pharmaceuticals, Inc.
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